

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2020

Oz Adler
Chief Financial Officer
Therapix Biosciences Ltd.
4 Ariel Sharon Street
HaShahar Tower, 16th Floor
Givatayim 5320047, Israel

> **Re: Therapix Biosciences Ltd.**
> **Registration Statement on Form F-1**
> **Filed January 31, 2020**
> **File No. 333-236175**

Dear Mr. Adler:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Description of the Offered Securities, page 24

1.   We note the arbitration provision in Section 22(c)(3) of your Articles of Association filed as Exhibit 4.1 to your registration statement. Please revise your prospectus to describe the arbitration provision and to clarify, if true, that the arbitration provision is not mandatory and does not apply to claims brought under the United States federal securities laws.

Incorporation of Certain Information by Reference, page 38

2.   We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VI.C to Form F-1. Please amend

the registration statement to include all disclosure required by Form F-1, or, in the alternative, file your Form 20-F for the fiscal year ended December 31, 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Lindsay at 202-551-7237 or Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences